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                              January 2, 2024

       Sachin Latawa
       Chief Executive Officer
       Tirios Propco Series LLC
       8 The Green A
       Dover, DE 19901

                                                        Re: Tirios Propco
Series LLC
                                                            Amendment No. 6 to
Offering Statements on Form 1-A
                                                            Filed November 8,
2023
                                                            File No. 024-12277

       Dear Sachin Latawa:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 23, 2023, letter.

       Amendment No. 6 to Offering Statement on Form 1-A

       Cover Page

   1. We note your response to comment 1 of our letter and reissue in part. Please reconcile the termination date on the
cover page with the disclosure on page 25.
   2.                                                   Please reconcile your
statement here that    [t]here is no market for our Securities Interests
                                                        and none is likely to
develop in the future    with your disclosures throughout the Offering
                                                        Circular relating to
the Secondary Trading Platform.
       Summary, page 1

   3. We note your response to comment 3 of our letter. Please revise your disclosure in the summary to briefly
discuss all of the risks addressed on pages 13 and 18. Additionally, please expand the risk
factor on page 18 to clarify how long you have been attempting to rent your houses and
include disclosure that you will be renting at a deficit to your
 Sachin Latawa
FirstName  LastNameSachin
Tirios Propco Series LLC Latawa
Comapany
January    NameTirios Propco Series LLC
        2, 2024
January
Page 2 2, 2024 Page 2
FirstName LastName
         expenses as disclosed on page 43 and address the risks associated with this lower rental rate.
Compensation Paid to our Manager and its Affiliates, page 4

4. We note that investment opportunities will be hosted on the Tirios.ai investment platform, which is owned and operated by your manager, Tirios Corporation. We also note your disclosure on page 4 that you will pay the acquisition fee to your
manager for    providing
         back-end functionality to operate the Tirios Platform, including processing subscriptions
         and payments.    Please provide us with your legal analysis why the
manager, as the
         operator of the platform through which the membership interests are offered and sold, is not required to register as a broker-dealer. As part of your analysis, please specify the activities related to the offering that the manager performs and the amount and nature of the compensation that manager receives for such offering activities. Please note that the
         Commission has generally viewed solicitation broadly as any affirmative effort to induce a securities transaction.

Subscription Procedure, page 31

5. We note the disclosure that there is no set maximum period of time the company has to accept or reject a subscription. Please provide us with your analysis regarding whether your offering should be considered a delayed offering within the meaning of Rule
         251(d)(3)(i)(F) of Regulation A.
Procedure for Transfer or Secondary Trading, page 32

6. We partially reissue the fourth bullet of prior comment 15 in our letter dated July 20,
         2023. Based on your description of the expected procedure for secondary trading, the
         Company and/or the Manager may be required to register as a broker-dealer. We note, for example, that it appears that the Company and/or the Manager would be displaying Series
         Interests that are available for sale in the secondary market on the Tirios Platform, would accept orders to purchase or sell those securities, would transmit those orders to PPEX
         ATS for execution, and would process payments to facilitate settlement of those transactions. As a result of these activities, the Company and/or the Manager may fall
         within the definition of    broker,    which is broadly defined under
Section 3(a)(4) of the
         Exchange Act as    any person engaged in the business of effecting
transactions in
         securities for the account of others.    Please provide a more
detailed legal analysis as to
         why you believe the Company and/or the Manager would not be required to register as a broker-dealer if it were to engage in these activities.
7. Please revise references to CUSIP in the fourth paragraph of this section, as we do not believe it would be accurate to characterize obtaining a CUSIP as a regulatory approval.
8. We note your response to prior comment 7 and related revised disclosures. Please further revise the second paragraph of section 8 on page 32 to clarify whether your disclosed list
 Sachin Latawa
Tirios Propco Series LLC
January 2, 2024
Page 3
         of criteria to be considered by the Manager in granting a transfer consent is an exhaustive list, and if not, state this clearly. Also please add a cross-reference to your related disclosure under "General Restrictions on Transfer" beginning on page
49.
Transferability of the Series Interests, page 32

9. Please provide a detailed legal analysis as to why you believe the Tirios Platform would
         not be an    exchange    under the Exchange Act. In your response,
clarify:
             How orders in the secondary market are intended to be matched; Whether the Tirios Platform displays available prices for orders; Whether potential subscribers agree to trade at a particular price when they click on
                Purchase Tokens;    and
         Whether the Tirios Platform matches buy and sell orders prior to transmitting those orders to PPEX ATS, or routes all orders to PPEX ATS to be matched on PPEX
ATS.
Property Overview, page 42

10. Please revise the expected average monthly operating expenses for each property to include depreciation expense. While depreciation expense is a non-cash item, it will effect distributable earnings for the each property. In general, please ensure you have included all expenses that can be expected to be incurred.
11. We note the disclosure for the properties that an affiliate of the manager entered into the purchase agreements. We also note the real estate purchase agreements filed as exhibits
         6.1, 6.2, and 6.3 reflect Mr. Josephs as the buyer. Please clearly disclose whether Tirios
         Propco Series LLC currently owns the properties.
Market Overview, page 45

12. Please revise to move this disclosure to the discussion of the markets in which you operate, which begins on page 40, ensuring that the rental opportunities in your markets are fully described.
13. Please revise to include a specific discussion of the your efforts to rent each of your properties, including when you originally listed them for rent, the various adjustments you
FirstName LastNameSachin Latawa
       have made to the published rental rates and the timing of those adjustments. Consider the
Comapany
       needNameTirios
            to include aPropco    Series
                          risk factor thatLLC
                                           includes this information so that an
investor fully
Januaryunderstands
        2, 2024 Page the3market conditions in which the properties are located. FirstName LastName
 Sachin Latawa
FirstName  LastNameSachin
Tirios Propco Series LLC Latawa
Comapany
January    NameTirios Propco Series LLC
        2, 2024
January
Page 4 2, 2024 Page 4
FirstName LastName
Prior Performance Tables, page 76

14. We note your response to comment 15 of our letter and reissue in part. Please revise your tables to comply with the guidance set forth in Corporation Finance Disclosure Guidance
         Topic No. 6. For example only, please note that Table 1 should be limited to "dollar amount offered, dollar amount raised, length of offering (months) and months to invest
         90% of amount available for investment, as these are the metrics that most clearly reflect
         the sponsor   s experience." Please refer to the guidance for the
information that should be
         omitted and should be included in the Tables.
General

15. Please revise the next amendment to include the pro forma financial information required by Rule 8-03 of Regulation S-X to report the effects of the property acquisitions on your financial statements. Include relevant footnote disclosure of your accounting policies related to each pro forma adjustment to your historical financial statements, as applicable.
       Please contact Paul Cline at 202-551-3851 or Shannon Menjivar at 202-551-3856 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      Arden Anderson, Esq.